LAW OFFICE OF CARL A.GENERES


                                                                  April 27, 2006


Securities and Exchange Commission
Washington, D.C. 20549
Attention: Charito A. Mittelman, Attorney-Adviser

                   Sunrise Real Estate Development Group, Inc.
                        Definitive Information Statement
                                File No. 0-32585

Sir or Madam:

     Included for filing herewith is the referenced Definitive Information Statement of Sunrise Real Estate Development Group, Inc. The filing includes the information required by Item 6(d) of Schedule 14A, in response to staff comments.

     On behalf of the Company, I acknowledge:

          o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your consideration of this filing.

                                                           Sincerely,

                                                            /s/ Carl A. Generes
                                                           ---------------------
                                                           Carl A. Generes


Cc Client


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